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                                                         SEC FILE NUMBER
                                                           333-139412
                                                 -------------------------------
                                                            CUSIP NUMBER
                                                             380710103
                                                 -------------------------------





                             COMMISSION FILE NUMBER

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-KSB   [ ] Form 20-F   [X] Form 10-QSB   [ ] Form N-SAR

For Period Ended: September 30, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSIONS HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the items(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

                                  GOLD RUN INC.
                   ------------------------------------------
                            Full Name of Registrant:


                   ------------------------------------------
                           Former Name if Applicable

                            330 BAY STREET, SUITE 820
                   ------------------------------------------
            Address of Principal Executive Office (Street and Number)

                         TORONTO, ONTARIO M5H-2S8 CANADA
                   ------------------------------------------
                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]   (a)   The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EXPLANATION:


On September 24, 2007, the Registrant commenced litigation against two of its directors and former officers and several of their business associates. This litigation was disclosed in the Registrant's Form 8-K filed on October 1, 2007. The settlement of this litigation, which was concluded in late October 2007 and which was disclosed on the Registrant's Form 8-K filed on November 1, 2007, required the Registrant to review its plan of operations for the next twelve months in light of the settlement and its other relevant agreements. Accordingly, the Registrant has been unable to devote the resources necessary to prepare and file by November 14, 2007 its Form 10-QSB for the period ending September 30, 2007.





                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     (Name)                       (Area Code)             (Telephone Number)

 Daniel Tepper, Esq.                  212                       490-3232
 -------------------              -----------             ------------------

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).    [x]  Yes       [ ]  No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                      [ ]  Yes       [x]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  GOLD RUN INC.
            --------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

             Has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.

Date: November 15, 2007

By: /s/ JOHN M. PRITCHARD
    ---------------------------
    Name: John M. Pritchard
    Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).